SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZIONS BANCORPORATION

(Name of Subject Company (Issuer))

ZIONS BANCORPORATION, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, Issuer, or other person)

6.00% Subordinated Notes due September 15, 2015

5.50% Subordinated Notes due November 16, 2015

(Title of Class of Securities)

989701AJ6

989701AM9

(CUSIP Number of Class of Securities)

Thomas E. Laursen

Executive Vice President, General Counsel and Secretary

One South Main, 15th Floor

Salt Lake City, Utah, 84133

Telephone: (801) 524-4787

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$249,837,500.00	$32,179.07

(1)	Calculated solely for purposes of determining the amount of the filing fee.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,179.07	Filing Party: Zions Bancorporation
Form or Registration No: Schedule TO	Date Filed: November 6, 2013

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Zions Bancorporation, a Utah corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on November 6, 2013, as amended and supplemented by Amendment No. 1 to Schedule TO filed on November 18, 2013 (as amended and supplemented, the “Schedule TO”) . The Schedule TO relates to the separate offers by the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), to purchase for cash (a) up to $115,000,000 aggregate principal amount of the Company’s 6.00% Subordinated Notes due September 15, 2015 (“6% Convertible Notes”) and (b) up to $115,000,000 aggregate principal amount of the Company’s 5.50% Subordinated Notes due November 16, 2015 (“5.50% Convertible Notes” and, together with the 6% Convertible Notes, the “Convertible Notes”).

In addition to the Convertible Notes that relate to the Schedule TO, the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, is also making separate offers to purchase for cash (a) up to $10,000,000 aggregate principal amount of the Company’s 2009 6.00% Subordinated Notes due September 15, 2015 (“6% Non-Convertible Notes”) and (b) up to $10,000,000 aggregate principal amount of the Company’s 2009 5.50% Subordinated Notes due November 16, 2015 (“5.50% Non-Convertible Notes,” together with the 6% Non-Convertible Notes, the “Non-Convertible Notes” and collectively the Convertible and Non-Convertible Notes, the “Notes,” and each a “Series” of Notes) (each, offer to purchase Convertible Notes and Non-Convertible Notes, an “Offer” and, collectively, the “Offers”).

Only those items that are amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the other information previously reported on Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 4.	Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offers expired at 11:59 p.m., New York City time, on December 5, 2013 (the “Expiration Time”). As of the Expiration Time, holders of the Notes had validly tendered and not validly withdrawn the principal amount of each Series set forth in the table below. The Company has accepted the aggregate principal amount for each Series set forth in the table below. Because the aggregate principal amount of each Series of Notes validly tendered and not validly withdrawn exceeds the applicable Series Maximum, the Company will accept Notes for purchase for each Series up to the applicable Series Maximum on a pro rata basis based on the applicable proration factor set forth in the table below. The Company expects to cause settlement on December 6, 2013 for Notes accepted for purchase. A copy of the press release announcing the expiration and final results of the tender offer is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

CUSIP Number	Title of Security	Principal Amount Outstanding (as of November 1, 2013)	Series Maximum	Principal Amount Tendered as of Expiration Time	Proration Factor[1]	Principal Amount Accepted for Purchase	Principal Amount Outstanding after Settlement
989701AJ6	6.00% Subordinated Notes due September 15, 2015 (“6% Convertible Notes”)	$194,292,000	$115,000,000	$120,195,000	95.86%	$115,000,000	$79,292,000

989701AV9	2009 6.00% Subordinated Notes due September 15, 2015 (“6% Non-Convertible Notes”)	$42,303,000	$10,000,000	$33,473,000	30.00%	$9,937,000	$32,366,000

989701AM9	5.50% Subordinated Notes due November 16, 2015 (“5.50% Convertible Notes”)	$186,595,000	$115,000,000	$128,573,000	89.53%	$115,000,000	$71,595,000

989701AW7	2009 5.50% Subordinated Notes due November 16, 2015 (“5.50% Non-Convertible Notes”)	$62,078,000	$10,000,000	$43,025,000	23.38%	$10,000,000	$52,078,000

1	The proration factors have been rounded to nearest hundredth of a percentage point.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and restated as follows:

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 6, 2013.*

(a)(1)(B)	Letter of Transmittal.*

(a)(5)(A)	Press Release, dated November 6, 2013.*

(a)(5)(B)	Press Release, dated December 6, 2013.

(b)	Not applicable.

(d)(1)	Restated Articles of Incorporation of Zions Bancorporation dated November 8, 1993, incorporated by reference to Exhibit 3.1 of Form S-4 filed on November 22, 1993. *

(d)(2)	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation with respect to the Series J Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, dated August 8, 2013, incorporated by reference to Exhibit 3.1/4.1 of Form 8-K filed on August 8, 2013.*

(d)(3)	Restated Bylaws of Zions Bancorporation dated November 8, 2011, incorporated by reference to Exhibit 3.13 of Form 10-Q for the quarter ended September 30, 2011.*

(d)(4)	Subordinated Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 10-K for the year ended December 31, 2011.*

(d)(5)	Supplemental Indenture dated June 30, 2009, supplementing the Subordinated Indenture dated as of September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 8-K filed July 2, 2009.*

(d)(6)	Deposit Agreement, dated as of December 7, 2006, among Zions Bancorporation, Zions First National Bank, as Depositary, and the holders from time to time of the depositary receipts described therein, incorporated by reference to Exhibit 4.3 of Form 8-K filed December 7, 2006.*

(d)(7)	Deposit Agreement, dated as of July 8, 2008, among Zions Bancorporation, Zions First National Bank, as Depositary, and the holders from time to time of the depositary receipts described therein, , incorporated by reference to Exhibit 4.3 of Form 8-K filed July 8, 2008.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed November 6, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZIONS BANCORPORATION

By:	/s/ W. David Hemingway
Name:	W. David Hemingway
Title:	Executive Vice President

Date: December 6, 2013

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 6, 2013.*

(a)(1)(B)	Letter of Transmittal.*

(a)(5)(A)	Press Release, dated November 6, 2013.*

(a)(5)(B)	Press Release, dated December 6, 2013.

(b)	Not applicable.

(d)(1)	Restated Articles of Incorporation of Zions Bancorporation dated November 8, 1993, incorporated by reference to Exhibit 3.1 of Form S-4 filed on November 22, 1993. *

(d)(2)	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation with respect to the Series J Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, dated August 8, 2013, incorporated by reference to Exhibit 3.1/4.1 of Form 8-K filed on August 8, 2013.*

(d)(3)	Restated Bylaws of Zions Bancorporation dated November 8, 2011, incorporated by reference to Exhibit 3.13 of Form 10-Q for the quarter ended September 30, 2011.*

(d)(4)	Subordinated Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 10-K for the year ended December 31, 2011.*

(d)(5)	Supplemental Indenture dated June 30, 2009, supplementing the Subordinated Indenture dated as of September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 8-K filed July 2, 2009.*

(d)(6)	Deposit Agreement, dated as of December 7, 2006, among Zions Bancorporation, Zions First National Bank, as Depositary, and the holders from time to time of the depositary receipts described therein, incorporated by reference to Exhibit 4.3 of Form 8-K filed December 7, 2006.*

(d)(7)	Deposit Agreement, dated as of July 8, 2008, among Zions Bancorporation, Zions First National Bank, as Depositary, and the holders from time to time of the depositary receipts described therein, , incorporated by reference to Exhibit 4.3 of Form 8-K filed July 8, 2008.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed November 6, 2013.